Exhibit 99.1

Improvement in Patient with Decompensated Liver Cirrhosis Upon Treatment with Namodenoson

Liver cirrhosis treatment global market is estimated to reach $29.2 billion by 2030

Ramat Gan, Israel, July 1st, 2024 -- Can-Fite BioPharma Ltd. (NYSE American: CANF) (TASE:CFBI), a biotechnology company with a pipeline of proprietary small molecule drugs that address oncological and inflammatory diseases, announced today that a patient with liver decompensated cirrhosis who was treated with Namodenoson at the Soroka Medical Center in Israel under compassionate use showed an improvement in liver indices. This drug candidate is currently used in a pivotal Phase III study for patients with advanced liver cancer and a Phase IIb study for MASH (metabolic dysfunction-associated steatohepatitis).

Decompensated cirrhosis is defined as an acute deterioration in liver function in a patient with cirrhosis and is characterized by jaundice, ascites, hepatic encephalopathy, hepatorenal syndrome, or variceal hemorrhage. While some drugs can treat symptoms, there is no therapeutic approach that has shown efficacy in slowing disease progression.

In the past year Can-Fite has initiated a compassionate use program at the Soroka Medical Center, Beersheva, Israel, for the treatment of decompensated patients with Namodenoson. The first patient, a 63-year-old female with a history of decompensated primary biliary cirrhosis is now treated for one year with Namodenoson. Prior to the treatment with Namodenoson and despite best medical care for her underlying disease, she developed ascites and was admitted to the hospital with acute variceal bleeding. Currently, the patient shows improvement in liver function tests hematological parameters and FibroScan values and has not experienced any event of decompensation since starting treatment with Namodenoson. Namodenoson is known to induce liver protective effects in other liver pathologies, and Phase IIa data in patients suffering from MASH (metabolic dysfunction-associated steatohepatitis), responded positively to the drug, showing anti-inflammatory, anti-steatotic, and antifibrotic effects with a very favorable safety profile.

Ohad Etzion, MD, Director, Department of Gastroenterology and Liver Diseases at the Soroka Medical Center, Beer Sheva, Israel, the Investigator and Initiator of this study commented, “We were very much encouraged by the response of the first patient with decompensated liver cirrhosis who showed a rapid and sustained response to the drug with an improvement with liver indices. We plan to treat more patients and hopefully see an improvement of liver function in this devastating disease.

Decompensated cirrhosis is defined as an acute deterioration in liver function, with cirrhosis and is characterized by jaundice, ascites, hepatic encephalopathy, hepatorenal syndrome, or variceal hemorrhage. While some drugs can treat symptoms, there is no therapeutic approach that has shown efficacy in slowing disease progression. An estimated 10.6 million people globally had decompensated cirrhosis in 2017, with few treatment options available aside from liver transplants if the decompensated cirrhosis has reached an advanced stage. Underscoring the need for an effective treatment, the American Liver Foundation states there are more people who need a liver than supply available, and some people can be on the wait list for a liver transplant for more than 5 years. The treatment of liver cirrhosis globally is estimated to become an approximately $29.2 billion market by 2031.

About Namodenoson

Namodenoson is a small orally bioavailable drug that binds with high affinity and selectivity to the A3 adenosine receptor (A3AR). Namodenoson was evaluated in Phase II trials for two indications, as a second line treatment for hepatocellular carcinoma, and as a treatment for Metabolic Dysfunction-Associated Steatohepatitis (MASH). A3AR is highly expressed in diseased cells whereas low expression is found in normal cells. This differential effect accounts for the excellent safety profile of the drug.

About Can-Fite BioPharma Ltd.

Can-Fite BioPharma Ltd. (NYSE American: CANF) (TASE: CANF) is an advanced clinical stage drug development Company with a platform technology that is designed to address multi-billion dollar markets in the treatment of cancer, liver, and inflammatory disease. The Company’s lead drug candidate, Piclidenoson recently reported topline results in a Phase III trial for psoriasis and is expected to commence a pivotal Phase III. Can-Fite’s cancer and liver drug, Namodenoson, is being evaluated in a Phase IIb trial for the treatment of Metabolic Dysfunction-associated Steatohepatitis (MASH), a Phase III pivotal trial for hepatocellular carcinoma (HCC), and the Company is planning a Phase IIa study in pancreatic cancer. Namodenoson has been granted Orphan Drug Designation in the U.S. and Europe and Fast Track Designation as a second line treatment for HCC by the U.S. Food and Drug Administration. Namodenoson has also shown proof of concept to potentially treat other cancers including colon, prostate, and melanoma. CF602, the Company’s third drug candidate, has shown efficacy in the treatment of erectile dysfunction. These drugs have an excellent safety profile with experience in over 1,600 patients in clinical studies to date. For more information please visit: www.can-fite.com.

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Contact

Can-Fite BioPharma

Motti Farbstein

info@canfite.com

+972-3-9241114